WOODSIDE
AUSTRALIAN ENERGY

02 AUG 27 AM 8:11

02049621

6 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX").

- Stock Exchange Release in relation to Chinguetti-4-2 (Mauritania, PSC B), lodged with the Australian Stock Exchange ("ASX") on 6 August 2002.
- Stock Exchange Release in relation to Firetail-1 [(WA-33-P(5)], lodged with the ASX on 6 August 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dlw 9/5

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

6 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC B
Chinguetti-4-2

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that the Chinguetti-4-2 step-out exploration well, located in Block 4 offshore Mauritania, 2.5 kilometres north of Chinguetti-1, was spudded on 30th July.

Since the last report, an 18 inch hole was drilled to the current depth 1727 metres, the 13³/₈ inch casing was set and the blow out preventers and riser were run.

On 6 August 2002, the current operation was running in hole with the 12¼ inch bottom hole assembly prior to drilling ahead.

All reported depths are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:

	Area B (Chinguetti) %
Woodside Mauritania Pty Ltd	35.0 (Operator)
AGIP Mauritania BV	35.0
Hardman Resources Ltd	21.6
Fusion Oil and Gas NL	6.0
Roc Oil (Mauritania) Company	2.4

(Electronic)

ANTHONY NIARDONE
Asst. Company Secretary

6 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-33-P(5)
Firetail-1

Woodside Petroleum Ltd., Operator of the WA-33-P(5) Joint Venture, reports that the Firetail-1 exploration well located in the Browse Basin, was spudded on 5 August 2002. On 6 August 2002, the operation was cementing the 30 inch x 20 inch casing.

The Sedco 703 rig is drilling the well. The location is approximately 50 kilometres south east of the Scott Reef and Brecknock gas / condensate accumulations. Water depth at the location is 316 metres. Planned total depth is +/- 3386 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-33-P(5) is 60%. The joint venture partner is Apache Energy Ltd. (40%).

(electronic)

ANTHONY NIARDONE
Asst. Company Secretary